UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

HITACHI DENSEN KABUSHIKI KAISHA

(Name of Subject Company)

HITACHI CABLE, LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

HITACHI METALS, LTD.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Kazunobu Tsuneyoshi Hitachi Metals, Ltd. SEAVANS North Bldg., 2-1, Shibaura 1-chome, Minato-ku, Tokyo 105-8614, Japan Tel: +81-3-5765-4069

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of the joint press release publicly announcing the proposed merger between Hitachi Metals, Ltd. and Hitachi Cable, Ltd., dated November 13, 2012.[1]
2	English translation of a press release dated February 13, 2013 of Hitachi Metals, Ltd. announcing decision to enter into a merger agreement with Hitachi Cable, Ltd. on February 13, 2013.[2]
3	English translation of the Notice dated April 8, 2013 of the Extraordinary General Meeting of Shareholders of Hitachi Cable, Ltd.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press releases and the notice included as Exhibit 1, 2 and 3, respectively.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Hitachi Metals, Ltd. has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on November 14, 2012.

1.	Previously furnished to the Commission as part of Form CB on November 14, 2012.
2.	Previously furnished to the Commission as part of Form CB Amendment No. 1 on February 13, 2013.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hitachi Metals, Ltd.

By:	/s/ Hiroyuki Fujii
Name: Hiroyuki Fujii
Title: President and Chief Executive Officer

Date: April 8, 2013